GLEN Y. SATO

(650) 843-5502

gsato@cooley.com

January 7, 2008

Mary Mast
Gus Rodriquez
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Affymax, Inc.
File 1-33213
Form 10-K for the year ended December 31, 2006

Dear Mary and Gus:

This letter is filed as a response to comments Paul Cleveland, Executive Vice President, Corporate Development and Chief Financial Officer received from the staff of the Securities and Exchange Commission (the “Staff”), by letter dated December 20, 2007 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006, File No. 1-33213.  The responses below restate and respond to the two comments set forth in the Comment Letter.

1.  Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72

1.  In a prior response dated November 30, 2006 you indicated that it was your belief that milestones under the agreements with Takeda are not substantive and you stated the reasons why the milestones were not substantive, including that there is no relation between the milestone payments and your level of effort or participation.  In Note 10, you disclosed that you recognized a $10 million milestone payment from Takeda as revenue in 2006.  Please tell us why you believe that the $10 million milestone payment due from Takeda that you accrued in December 2006 is substantive.

In revisiting our current disclosure in view of your comments, we propose to clarify the accounting description and prospectively modify the disclosure.  We respectfully submit that the $11.7 million of revenue we recognized for the year ending December 31, 2006 was recognized using the zero profit proportional performance model and confirm that we did not recognize as revenue in 2006 the $10 million milestone payment from Takeda.  Instead, the $10 million payment was recorded as deferred revenue as of December 31, 2006.  We propose to clarify our

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disclosure prospectively in our Annual report on Form 10-k for the year ended December 31, 2007, to be updated for future periods as appropriate.

Specifically, in the ninth paragraph of Note 10, we state in first sentence that we recognized $11.7 million of revenue under the two collaboration agreements with Takeda during the year ended December 31, 2006.  This $11.7 million was less than the then existing deferred revenue balance.   In the remaining three sentences of that paragraph, we detail a $10 million milestone payment that was recorded as accounts receivable as of December 31, 2006 and subsequently collected in January 2007.   The $11.7 million of revenue and $10 million receivable were separate items and we would have recognized the $11.7 million even in the absence of the milestone.  This is consistent with our November 30, 2006 statement that the milestones are not substantive.  We propose to clarify the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2007 to specify that the $11.7 million was revenue recognized “using the zero profit proportional performance model” through the insertion of that phrase to the description of the revenue recognized in the first sentence.  This would have the effect of clarifying that the $10 million milestone was not recognized as revenue.  Similarly, we propose to modify the third sentence in the paragraph regarding the $10 million receivable to specifically provide that such amount was “ recorded as deferred revenue as of December 31, 2006.”

2.  Financial Statements

Note 8 – Stock-based Compensation

2.  You disclosed in your critical accounting policies that you engaged an independent valuation firm to determine the fair value of your common stock in 2006.  While you are not required to make this reference, when you do, you must also disclose the name of the independent valuation firm.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm.

We acknowledge your comment and propose that beginning with the Annual Report on Form 10-K for the year ended December 31, 2007 we will remove reference to the use of an independent valuation firm.

Sincerely,

/s/ GLEN Y. SATO
Glen Y. Sato

cc:

Paul B. Cleveland, Affymax, Inc.
Grace Shin, Affymax, Inc.
Steven Love, Affymax, Inc.

Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers